NO ACT

PE
1-28-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005632

DIVISION OF
CORPORATION FINANCE

March 14, 2014

MAR 14 2014

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (i)(12)
Public
Availability: 3-14-14


Judith H. Jones
Aetna Inc.
jonesjh@aetna.com


Re: Aetna Inc.
Incoming letter dated January 28, 2014

Dear Ms. Jones:

This is in response to your letters dated January 28, 2014 and February 3, 2014 concerning the shareholder proposal submitted to Aetna by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 14, 2014

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Aetna Inc.
Incoming letter dated January 28, 2014

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 15% of the company's outstanding common stock the power to call a special shareowner meeting or the most favorable percentage for shareholders above 15% according to state law.

There appears to be some basis for your view that Aetna may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Aetna to amend Aetna's articles of incorporation to permit shareholders holding 25% or more of Aetna's outstanding shares to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Aetna directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Aetna omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Raymond A. Be
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

151 Farmington Avenue
Hartford, CT 06156

aetna®

Judith H. Jones
Vice President & Corporate Secretary
Law & Regulatory Affairs, RC61
Phone: (860) 273-0810
Fax: (860) 273-8340

February 3, 2014

*Via Electronic Mail*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden*
*Securities Exchange Act of 1934—Rule 14a-8*
*Supplemental Information*

Dear Ladies and Gentlemen:

Reference is made to our no-action request dated January 28, 2014 (the "January 28 Letter") concerning a shareholder proposal submitted by John Chevedden (the "Proposal") to give holders in the aggregate of 15% of Aetna Inc.'s (the "Company's") outstanding common shares the power to call a special shareowner meeting.

The Company's governing document permits holders of shares with at least two-thirds of the votes of all outstanding shares to call a special meeting of shareholders. In our January 28 Letter, we notified the Staff that the Company intended to submit at its 2014 Annual Meeting of Shareholders a proposal asking shareholders to approve an amendment to the Company's Articles of Incorporation which, if approved by shareholders, would reduce the existing share ownership threshold required for shareholders to call a special meeting (the "Company Proposal"). We are writing to supplement the January 28 Letter to inform the Staff that the Company's Nominating and Corporate Governance Committee and Board decided that the Company Proposal will ask shareholders to approve an amendment that would allow shareholders owning 25% or more of the Company's outstanding shares to call a special meeting.

Based upon the analysis discussed in the January 28 Letter, we reiterate our request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials under Rule 14a-8(i)(9). The Company Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold to call a special meeting that is set at both 15% (the level included in the Proposal) and 25% (the level to be included in the Company Proposal), if both proposals are approved by shareholders.

If we can be of any further assistance in this matter, please do not hesitate to call me at (860) 273-0810.

Sincerely,

Judith H. Jones

JHJ:cjb

cc: John Chevedden

151 Farmington Avenue
Hartford, CT 06156

aetna®

Judith H. Jones
Vice President & Corporate Secretary
Law & Regulatory Affairs, RC61
Phone: (860) 273-0810
Fax: (860) 273-8340

January 28, 2014

*Via Electronic Mail*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that Aetna Inc. (the "Company") intends to omit from its Proxy Statement and form of Proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- simultaneously sent copies of this correspondence to the Proponent.

Rule 14a-8(k) requires shareholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

## THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the Company's bylaws and each appropriate governing document to give holders in the aggregate of 15% of the Company's outstanding common shares the power to call a special shareowner meeting ...." A copy of the Proposal, the Supporting Statement and related correspondence are attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2014 Annual Meeting.

## ANALYSIS

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(9) BECAUSE IT DIRECTLY CONFLICTS WITH A PROPOSAL TO BE SUBMITTED BY THE COMPANY AT ITS 2014 ANNUAL MEETING.

Currently, the Company's Amended and Restated Articles of Incorporation (the Company's "Articles of Incorporation") permit shareholders to call a special meeting, provided holders of shares with at least two-thirds of the votes of all outstanding shares make such a request to the Company in accordance with the Company's Amended and Restated By-Laws (the Company's "By-Laws"). The Company intends to submit at its 2014 Annual Meeting a proposal (the "Company Proposal") asking shareholders to approve an amendment to the Company's Articles of Incorporation that would, if adopted by shareholders, reduce the existing threshold required for a shareholder or shareholders of record to call a special meeting of shareholders. The threshold in the Company Proposal will be established at a level higher than 15% but not more than 35% of the voting power of all outstanding shares of the Company. The Company's Nominating and Corporate Governance Committee and Board of Directors previously discussed the Company Proposal. At its upcoming meeting, the Committee and the Board of Directors will establish the specific share ownership threshold to be included in the Company Proposal. The Company will supplement this letter after the meeting with the specific share ownership threshold to be proposed.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available. *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). Rather, Rule 14a-8(i)(9) permits exclusion of a proposal where presenting the shareholder's proposal and the Company's proposal to the same shareholder meeting would present alternative (but not necessarily identical) decisions for the Company's shareholders and would create the potential for inconsistent or conflicting results were both proposals to be approved. *See Equinix, Inc.* (Mar. 17, 2011).

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See AmerisourceBergen Corporation* (Nov. 8, 2013) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a company-sponsored proposal would allow the holders of 25% of outstanding common stock to call such meetings); *United Continental Holdings, Inc.* (Feb. 14, 2013) (same); *Advance Auto Parts, Inc.* (Feb. 8, 2013) (same); *Baxter International Inc.* (Jan. 11, 2013) (same); *see also The Western Union Company* (Feb. 14, 2013) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a company-sponsored proposal would allow the holders of not less than 20% of outstanding common stock to call such meetings); *Norfolk Southern Corporation* (Jan. 11, 2013) (same); *Waste Management, Inc.* (Feb. 16, 2011) (concurring with the exclusion of a shareholder proposal that would have enabled shareholders holding at least 20% of the company's common stock to call a special meeting when a company-sponsored proposal would allow shareholders holding, in the aggregate, at least 25% of the company's common stock held in net long position for at least one year to call a special meeting); *ITT Corporation* (Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company would allow the holders of 35% of the outstanding common stock to call such meetings); *Liz Claiborne, Inc.* (Feb. 25, 2010) (concurring with the exclusion of a shareholder proposal requesting a bylaw amendment giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company gave the holders of 35% of the outstanding common stock the ability to call such meetings); *Southwestern Energy Company* (Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 20% of the outstanding common stock to call such meetings); and *Marathon Oil Corporation* (Dec. 23, 2010) (same).

The Staff has consistently concurred in the exclusion of shareholder proposals under substantially the same circumstances as the instant case. For example, in *eBay Inc.* (Jan. 13, 2012), the Staff concurred in the exclusion of a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal, which would have allowed shareholders of record of 25% of the voting power of all outstanding shares of capital stock of eBay to call such a meeting. The Staff's response to the company's request to exclude the proposal under Rule 14a-8(i)(9) took notice of the company's indication that the proposals presented "alternative and conflicting decisions for the shareholders" and that submitting both proposals to a vote "would create the potential for inconsistent and ambiguous results." *See also, Harris Corporation* (July 20, 2012); *Biogen Idec Inc.* (Mar. 13, 2012); *Cognizant Technology Solutions Corporation* (Mar. 15, 2012); *Cummins Inc.* (Jan. 24, 2012); *Equinix, Inc.* (Mar. 27, 2012); *Flowserve Corporation* (Jan. 31, 2012); *Fluor Corporation* (Jan. 11, 2012); *Omnicom Group Inc.* (Feb. 27, 2012); *Praxair, Inc.* (Jan. 11, 2012); *The Dun & Bradstreet Corporation* (Jan. 31, 2012); *The Wendy's Company* (Jan. 31, 2012); *Altera Corporation* (Jan. 24, 2011); *Express Scripts, Inc.* (Jan. 31, 2011); *Gilead Sciences, Inc.* (Jan. 4, 2011); *ITT Corp.* (Feb. 28, 2011); *Mattel, Inc.* (Jan. 13, 2011); and *Textron Inc.* (Jan. 5, 2011).

The Company's situation is substantially the same as those presented in the above-cited no-action letters. The Company Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold required to call a special meeting of shareholders that is set at both 15% and at an ownership threshold different than 15%. Submitting both proposals to shareholders at the Company's 2014 Annual Meeting would present alternative and conflicting decisions for shareholders and create the potential for inconsistent and ambiguous results. As a result, the Company requests that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(9).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (860) 273-0810.

Sincerely,

Judith H. Jones

JHJ:cjb

Enclosure

cc: John Chevedden

EXHIBIT A

## Jones, Judith

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Thursday, November 28, 2013 1:43 PM
**To:** Jones, Judith
**Cc:** Cowhey, Thomas F
**Subject:** Rule 14a-8 Proposal (AET)``
**Attachments:** CCE00001.pdf

Dear Ms. Jones,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Mr. Mark T. Bertolini
Chairman of the Board
Aetna Inc. (AET)
151 Farmington Ave
Hartford CT 06156
Phone: 860 273-0123
FX: 860-975-3110

Rule 14a-8 Proposal

Dear Mr. Bertolini,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 25, 2013
Date

cc: Judith H. Jones <JonesJH@aetna.com>
Corporate Secretary
PH: 860-273-0810
FX: 860-273-8340
Thomas F. Cowhey <CowheyT@aetna.com>
PH: 860-273-2402
FX: 860-975-3110

[AET: Rule 14a-8 Proposal, November 28, 2013]

**4* – Special Shareowner Meetings**

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting or the most favorable percentage for shareholders above 15% according to state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Aetna shareholders supported more shareholder friendly governance at our 2013 annual meeting by voting 76% in favor of a proposal for a simple majority vote standard.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm, said Aetna was incorporated in Pennsylvania which favors management rights and provides shareholders with a poor level of control. Additionally, Pennsylvania law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

In regard to executive pay there was $36 million for Mark Bertolini. Furthermore Aetna did not disclose specific performance objectives for our CEO. Three directors had at least 18-years long-tenure which negatively impacts director independence: Ellen Hancock, Betsy Cohen and Barbara Hackman Franklin. This was compounded by Ms. Franklin being named to our audit committee. Molly Joel Coye received our highest negative votes. Jeffrey Garten was negatively flagged by GMI for his involvement with the Calpine Corporation bankruptcy. Yet Mr. Garten was still on our executive pay committee.

GMI rated Aetna as having Very Aggressive Accounting & Governance Risk with higher accounting and governance risk than 98% of companies. Aetna also had higher shareholder class action litigation risk than 97% of all rated companies. GMI was also concerned with Aetna's Related Party Transactions and Asset-Liability Valuation.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

**Special Shareowner Meetings – Proposal 4***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
**Asterisk to be removed for publication.**

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

## Jones, Judith

**From:** Jones, Judith
**Sent:** Monday, December 02, 2013 9:38 AM
**To:** ***FISMA & OMB Memorandum M-07-16***
**Subject:** RE: Rule 14a-8 Proposal (AET) nfn

Received.

---

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Friday, November 29, 2013 4:06 PM
**To:** Jones, Judith
**Cc:** Cowhey, Thomas F
**Subject:** Rule 14a-8 Proposal (AET) nfn

Dear Ms. Jones,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

| Post-it® Fax Note 7671 | Date 11-29-13 | # of pages ▶ |
|---|---|---|
| To Judith Jones | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone ***FISMA & OMB Memorandum M-07-16*** | |
| Fax # 860-975-3110 | Fax # | |

November 29, 2013

John R. Chevedden
Via facsimile ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100 shares of Home Depot, Inc. (CUSIP: 437076102, trading symbol: HD), no fewer than 100 shares of Aetna Inc. (CUSIP: 00817Y108, trading symbol: AET), no fewer than 48 shares of Comcast Corp. (CUSIP: 20030N101, trading symbol: CMCSA) and no fewer than 100 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W954539-29NOV13